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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*





                              CERAGON NETWORKS LTD.
                                (NAME OF ISSUER)


ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE                        M22013 10 2
(TITLE OF CLASS OF SECURITIES)                                    (CUSIP NUMBER)

                                DECEMBER 31, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               /_/    Rule 13d-1(b)
               /_/    Rule 13d-1(c)
               /X/    Rule 13d-1(d)


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* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13G

---------------------------------                 ------------------------------
CUSIP No.      M22013 10 2                             Page 2 of 5 Pages
---------------------------------                 ------------------------------


---------------- ---------------------------------------------------------------
1.               NAMES OF REPORTING PERSONS             ZOHAR ZISAPEL

                 I.R.S. IDENTIFICATION NO. OF
                 ABOVE PERSONS (ENTITIES ONLY)       NOT APPLICABLE.
---------------- ---------------------------------------------------------------

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                                      (b)
---------------- ---------------------------------------------------------------
3.               SEC USE ONLY

---------------- ---------------------------------------------------------------
4.               CITIZENSHIP OR PLACE OF                               ISRAEL
                 ORGANIZATION
---------------------------------- ----- ---------------------------------------
            NUMBER OF              5.    SOLE VOTING POWER         2,569,500
             SHARES
                                   ----- ---------------------------------------
          BENEFICIALLY             6.    SHARED VOTING POWER       0
            OWNED BY
                                   ----- ---------------------------------------
         EACH REPORTING            7.    SOLE DISPOSITIVE POWER    2,569,500
                                   ----- ---------------------------------------
           PERSON WITH             8.    SHARED DISPOSITIVE POWER  0
---------------------------------- ----- ---------------------------------------
9.               AGGREGATE AMOUNT BENEFICIALLY OWNED               2,569,500
                 BY REPORTING PERSON
---------------- ---------------------------------------------------------------
10.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                  (9) EXCLUDES CERTAIN SHARES
---------------- ---------------------------------------------------------------
11.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
---------------- ---------------------------------------------------------------
12.              TYPE OR REPORTING PERSON                   IN
---------------- ---------------------------------------------------------------



ITEM 1(A).        NAME OF ISSUER:

                  Ceragon Networks Ltd. (hereinafter referred to as the "Company).

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  24 Raoul Wallenberg Street,
                  Tel Aviv, 69719, Israel.

ITEM 2(A).        NAME OF PERSON FILING:

                  Zohar Zisapel

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                  54 Pinkas Street, Tel Aviv, Israel.

ITEM 2(C).        CITIZENSHIP:

                  Israel.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  This statement relates to Ordinary Shares, par value NIS 0.01 per share (hereinafter referred to as "Ordinary Shares").

ITEM 2(E).        CUSIP NUMBER:

                  M22013 10 2

ITEM 3. IDENTIFICATION OF PERSONS FILING PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

                  Not Applicable.

ITEM 4.           OWNERSHIP

         (a)      Amount beneficially owned:

                  As of December 31, 2001, Zohar Zisapel beneficially owned 2,569,500 Ordinary Shares.

         (b)      Percent of Class:

                  11.6%

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                  2,569,500

                  (ii)   Shared power to vote or to direct the vote:

                  0

                  (iii)   Sole power to dispose or to direct the disposition of:

                  2,569,500

                  (iv) Shared power to dispose or to direct the disposition of:

                  0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10. CERTIFICATION.

                  Not Applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002



                                             /s/Zohar Zisapel
                                             ------------------------
                                             Zohar Zisapel



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